Exhibit 99.1

Company Contacts:

Financial:

Mr. Pat Di Lillo

Vice President, Chief Financial & Administrative Officer

1-514-397-2592

pdilillo@birksgroup.com

Media:

Ms. Eva Hartling

Vice President, Brand Management & Chief Marketing Officer

1-514-397-2496

ehartling@birksgroup.com

BIRKS GROUP CLOSES NEW TERM LOAN WITH CRYSTAL

Montreal, Quebec. – July 9, 2018 - Birks Group Inc. (the “Company” or “Birks”) (NYSE American LLC: BGI), announced the signing of a CAD$12.5 million (US$9.5 million) senior secured term loan with Crystal Financial LLC (“Crystal”) on June 29, 2018. The new term loan, which matures in October 2022, is subordinated to the Company’s existing senior secured revolver facility with Wells Fargo Canada (“Wells Fargo”) and bears interest at an annual rate of CDOR plus 8.25%. The term loan increases the Company’s borrowing capacity significantly, allowing it to continue to invest in its strategic growth initiatives.

The new term loan facility will be used to finance the next phase of the Company’s five-year strategic plan initiatives which include investments in its Canadian flagship stores (most notably the renovation of its Toronto and Vancouver flagship stores), the implementation of the Company’s new ERP system, as well as pointed investments in omni-channel areas that include e-commerce and wholesale activities for the Birks brand fine jewelry collections.

Jean-Christophe Bédos, President and Chief Executive Officer of Birks Group, commented: “We are pleased to announce this financing with Crystal to support our long-term growth objectives. The closing of this deal at favorable terms to the Company is reflective of our strong balance sheet position as a result of the sale of Mayors on October 23, 2017. This new term loan will provide us with increased financial flexibility needed to execute on our growth initiatives over the coming years as we continue to focus on generating sales growth, and improving profitability. We appreciate the support of Crystal and look forward to working closely with their team as we continue to build on the momentum of a transformative strategy and align the Company towards long-term value creation.”

About Birks Group Inc.

Birks Group is a leading designer of fine jewelry, timepieces and gifts and operator of luxury jewelry stores in Canada. The Company operates 27 stores under the Birks brand in most major metropolitan markets in Canada and two retail locations in Calgary and Vancouver under the Brinkhaus brand. Birks Collections are available at Mappin & Webb and Goldsmiths in the United Kingdom in addition to several jewelry retailers across North America. Birks was founded in 1879 and has become Canada’s premier retailer and designer of fine jewelry, timepieces and gifts. Additional information can be found on Birks’ web site, www.birksgroup.com.

Forward Looking Statements

This press release contains certain “forward-looking” statements concerning the Company’s performance and strategies, including that the term loan will increase the Company’s borrowing capacity significantly which will allow it to continue to invest in its strategic growth initiatives; that the new term loan facility will be used to finance the next phase of the Company’s five-year strategic plan initiatives which include investments in its Canadian flagship stores (most notably the renovation of its Toronto and Vancouver flagship stores), the implementation of the Company’s new ERP system, as well as pointed investments in omni-channel areas that include e-commerce and wholesale activities for the Birks brand fine jewelry collections; that the new term loan will provide the Company with increased financial flexibility needed to execute on its growth initiatives over the coming years as it continues to focus on generating sales growth and improving profitability. Given such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that the Company will meet the results projected in the forward looking statements. These risks and uncertainties include, but are not limited to the following: (i) economic, political and market conditions, including the economies of the U.S. and Canada, which could adversely affect our business, operating results or financial condition, including our revenue and profitability, through the impact of changes in the real estate markets, changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (ii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; (iii) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program. Information concerning factors that could cause actual results to differ materially is set forth under the captions “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 3, 2018 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.